bfinance US Limited
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2022

ASSETS

Cash	$	200,279
Accounts receivable		974,537
Due from parent		80,179
Prepaid Expense		1,168
Security Deposit		6,100
TOTAL ASSETS	$	1,262,263

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES
   Accounts payable and accrued liabilities

	$	15,600
Total liabilities		
		15,600
Commitments and Contingencies (Note 5)		
SHAREHOLDER'S EQUITY		1,246,663
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,262,263